Filed by Celgene Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Abraxis BioScience, Inc.
Commission File No.: 001-33657
The following document represents an excerpt from an internal publication of Celgene Corporate Communications that was distributed to employees of Celgene Corporation, or Celgene, related to the announcement by Celgene of its proposed acquisition of Abraxis BioScience, Inc..

Tuesday July 6, 2010

The Morning Notes

Celgene

A New Chapter Set to Begin for Celgene

"Abraxis Acquisition is an Exceptional Strategic Fit"

Expanded pipeline, targeted therapeutics and solid-tumor therapies, create expansive opportunities


Illustration of multiple tumor types achieving significant clinical advancements with
ABRAXANE
HEAD & NECK
MELANOMA
BREAST CANCER
LUNG CANCER
PANCREATIC CANCER
PROSTATE CANCER

*A major milestone was realized last week when **Bob Hugin**, Celgene CEO, announced that Celgene had signed an agreement to acquire Abraxis Bio-Science, a California-based biotechnology company headquartered in Los Angeles.*

For the team members throughout Celgene, news of this major transaction has created a greater level of enthusiasm, evident by the reactions in Celgene offices worldwide. Along with this, and following the closing of the acquisition and integration of Abraxis technologies and products, we will be afforded new opportunities to help even more patients through an expanded portfolio of treatment options. Of particular note will be our ability to immediately address—for the first time—the solid-tumor segment of the oncology market.

Through leveraging our existing capabilities and expertise in hematology and oncology we can help advance commercialization efforts to provide patients these much needed therapies. Through this acquisition, we are advancing our global strategy and making important strides toward critical work in the field of oncology, becoming a world leader in the discovery and development of novel approaches to rare and debilitating diseases.

The Morning Notes

About Abraxis ...
Values, Mission, Complement and Support Celgene Strategic Plan

Sharing a similar philosophy and commitment of improving the lives of patients around the world helps make the Abraxis BioScience acquisition an ideal fit. Through this new synergy—and in alignment with our goals and mission—we will be afforded a greater opportunity to alter the course of diseases through the use of cutting-edge, next-generation therapies. By combining resources and technologies, a unified Celgene can further advance its efforts to shift the paradigm of treatment for patients, offering new therapeutic options, targeted on an expanded product portfolio.

In addition to its headquarters' location in Los Angeles, California, Abraxis BioScience also has other locations in the United States, Canada and China. U.S. locations include: Phoenix, Arizona; Chicago, Illinois; Durham, North Carolina, and Bridgewater, New Jersey. Richmond Hill, Ontario, is the location of the Canadian office. And, the Switzerland location is in Barbengo; and, Beijing is home to the location in China.

The Abraxis product pipeline includes more than five clinical oncology product candidates in various stages of testing and development. At the center of its solid-tumor focus is 'Abraxane®,' a therapeutic compound launched in 2005, and based on its proprietary tumor targeted technology, "nab technology platform." Abraxane currently is marketed in the United States for the treatment of metastatic breast cancer.

Abraxis BioScience

Abraxane® for Injectable Suspension

(continued to page 4)

Abraxis BioScience (Abraxane* Page 2 Toesday.Jnly6.2010 The Morning NoteS (continued from page 1) § Current Abraxis Locations Richmond Hill, LondonfUK
0 nte rio. Ca nada Barbengo, los Anaelw, CA Cdgene Abraxis BioScience Pipeline Regulatory Filing & Preclinical _____ PHASE I PHASE II PHASE III _____ Approval ABRAXANE® Breast (Metastatic) Lung (Advanced) Metastatic Melanoma Pancreatic (Advanced) ABI-008(na0®-docetaxel) Prostate (Hormone Refractory) ABI-009 (nitf^-rapamycin) mTOR Inhibitor-Solid Tumors ABI-011(1)31^-5 404) Vascular Disrupting Agent -Solid Tumors ABI-013(nail^-CY196) ABI-010 (ns^-17AAG) HspSO Inhibitor-Solid Tumors Current Abraxis product Pipeline (continued on page 5) “The Morning Notes” is a publication of Celgene Corporate Communications; it is confidential and for internal use only by Celgene Employees.

Page 3 Toesday.Jnly6.2010 The Morning Notes (continued from page 4) VAbraxis —Albumin shell - Paclilaxel ‘Abraxjs (continued on page 6) “The Morning Notes” is a publication of Celgene Corporate Communications; it is confidential and for internal use only by Celgene Employees.

Page 4 Toesday.Jnly6.2010 The Morninig Notes (continued from page S) fCdgene Emerging Solid Tumor Pipeline: 2015 Regulatory Filing & Preclinical _____ PHASE I _____ PHASE II _____ PHASE III _____ Approval ABRAXANE _____ Breast (Metastatic) Lung (Advanced) Malignant Melanoma Pancreatic (Advanced) AMRUBICIN _____ SCLC b; REVLIMID® Solid Tumors Prostate Cancer Colorectal Cancer Renal Cell Carcinoma ACE-011 CIA in Breast Cancer ABI-OOBfnaffMocetaiel) 0) Prostate (Hormone Refractory) ABI-009 (naib^-rapamycin) mTOR Inhibitor-Solid Tumors ABI-011(na^94D4) Vasular Disrupting Agent -Solid Tumors ABI-013(natScY196) ABM)10(natfM7AAG) Hsp90 Inhibitor-Solid Tumors (rdeene Significant Potential: 2015 & Beyond Celgene “Expanding” Pipeline -Abraxane* Hematoiogy Reylimid Hematology, l&lbi-axane’ Apremilas Pomalidomide /isifioAX Abraxane’ Pomalidomide Hematology _____ HematologyApremilast hthalomd Amrubicin Hsmatology ACE.011 THALOMID JNKCC-930 Amrubicin _____ PDA-001 Amrubicin Amrubicin — _____ PDA-001 GI4000 2010 2015 2020 (continued on page 7) “The Morning Notes” is a publication of Celgene Corporate Communications; it is confidential and for internal use only by Celgene Employees.

Pages Tuesday.Jnly6.2010 the Morning Notes (continued from page 6) About the Acquisition ... Wall Street Responds Positively to New Deal Market Nods on Good News celger Company Update  _____  BUY Equity United Slate 3ia:irHlagy 10 july 2010 celg buys abll- good fit Banhof America Merrill Lynch Rachel MeMiiwi +1 41567635(9 Rew9rch*fiJy5t ML^FSS HcheLiriEmhiifiliairl.cDni Masha Chapman +14156763575 FtaeadiAn^Et • ABII deal fits with CELG s strategic goals CELG yesterday announced plans to acquire ABII. primarily for Abraxarie iwhich la b chemotherapy approved for metsstatic breast cancer with 20D9 sales of S315M. The deal fits with CELG’sgoal of delivering 25% bottom line growth over the next J.P. Morgan Celgene
Celgene to AoquirE Abraxis: Accelerates Expansion into Solid Tumors- ALERT Chj inrtfliini, Cd^rtc Jlrfi.4Jlh.ihJ ll li*> .nl iii A ,-iiiiMi . IN.I...-I MftMfmiiiiih rx ^piiuiuH Id. Celgene (nasdaq: celg; 53.2-4) Abraxis Acquisition Makes Strategic Sense; Good Entry into Solid Tumors Outperform Celgene Coiporatioii Positive on the Abr-axis ADqukftion; Entry Into Solid-Tumor Market for a Reasonable Price Biotechnology Research June 30,2010 Celgene Corporation (CELG) oHEM (CELG) We Like Abraxis Deal Company 30 June 2010 | 8 page Celgene Corp (CELG) Abraxis Deal is Solid Step to Building Lang-Term Value The Morning Notes” is a publication of Celgene Corporate Communications; it is confidential and for internal use only by Celgene Employees.